Raiffeisen **INTERNATIONAL**
Member of RZB Group

RECEIVED

2007 SEP 27 A

07026971

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

21th September 2007

Reference: Raiffeisen International Bank-Holding AG
<u>Information pursuant to Rule 12g3-2(b) for File No.82-34958</u>

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 7th September 2007.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Alisdair Swanney
Investor Relations

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

The Press Release is available only in German language.

Wien, 19. September 2007

Raiffeisen International startet Kapitalerhöhung

Die Raiffeisen International Bank-Holding AG gab heute das offizielle Startzeichen für die erste Kapitalerhöhung seit ihrem Börsegang (IPO) am 4. April 2005. Wie bereits vorgestern, Montag, in einer Ad-hoc-Mitteilung angekündigt, beginnt die Angebots- und Bezugsfrist mit heutigem Tag und wird voraussichtlich bis zum 3. Oktober 2007 laufen. Insgesamt sollen bis zu 11.897.500 neue Aktien ausgegeben werden. Abhängig vom endgültigen Bezugs- und Angebotspreis könnte die Emission bei vollständiger Platzierung ein Volumen von rund EUR 1,21 Milliarden umfassen (basierend zum Beispiel auf dem Schlusskurs von Dienstag, 18. September 2007, in Höhe von EUR 101,49). Mit der Durchführung dieser Transaktion wird das Grundkapital der Raiffeisen International von derzeit EUR 435.448.500,- um bis zu 8,33 Prozent auf bis zu EUR 471.735.875,- erhöht werden.

Frisches Kapital zur Wachstumsfinanzierung

"Das frische Kapital wird vor allem unserem anvisierten organischen Wachstum die finanzielle Grundlage geben. Darüber hinaus verschaffen wir uns damit den notwendigen Gestaltungsspielraum, um schnell auf sich ergebende Marktchancen reagieren zu können. Man könnte auch sagen: Wir tanken voll, damit unser Hochleistungsmotor weiter auf hohen Touren laufen kann", sagte Herbert Stepic, Vorstandsvorsitzender der Raiffeisen International.

Die Bilanzsumme wuchs seit dem IPO rasant. Sie belief sich zum Jahresende 2004 auf 28,9 Milliarden Euro und verdoppelte sich zum 30. Juni 2007 auf 62,6 Milliarden Euro. Im Zeitraum von 2002 bis Jahresende 2006 stieg der Konzernüberschuss jährlich um durchschnittlich 55 Prozent von 104 Millionen Euro auf 594 Millionen Euro (bereinigt um Einmaleffekte). Im ersten Halbjahr 2007 verbuchte die Raiffeisen International einen Konzern-Periodenüberschuss von 401 Millionen Euro.

Starkes Wachstum seit dem Börsegang

"Unsere fortgesetzt hohen Wachstumsraten verbunden mit der aussichtsreichen strategischen Positionierung – insbesondere in Südosteuropa und der GUS – sollten ein attraktives Angebot an den Kapitalmarkt bilden, unsere jungen Aktien zu zeichnen", so Stepic. Das dynamische Wachstum im Retail-Bereich – der Kundenstock des Konzerns stieg in den letzten Monaten um durchschnittlich 100.000 Kunden – und die feste Verankerung im Firmenkundengeschäft, dem nach wie vor stärksten Ertragsbringer, unterstreichen laut Stepic diese Attraktivität.

Darüber hinaus wurden die mittelfristigen Finanzziele, die sich die Raiffeisen International zum Börsegang gesetzt hatte, durchwegs erreicht: ein Return on Equity vor Steuern von über 25 Prozent (zum 30. Juni 2007 lag dieser Wert bei 26,6 Prozent), eine Cost/Income Ratio von weniger als 60 Prozent (30. Juni 2007: 57,3 Prozent) und eine Risk-Earnings Ratio von rund 15 Prozent (30. Juni 2007: 14,2

Prozent). "Wir haben unsere ambitionierten Ziele, die wir uns selbst beim Börsegang gesetzt haben, auch erreicht. Dadurch bieten wir neben einer attraktiven Investment-Story als 'CEE Pure Play' auch eine solide Vertrauensbasis", betonte CFO Martin Grüll.

Seit dem Börsegang stieg die Marktkapitalisierung des Unternehmens von 4,6 Milliarden Euro auf derzeit rund 15 Milliarden Euro. Das entspricht einem Nettowertzuwachs von circa 220 Prozent. Mit einer Kursperformance von 108 Prozent war die Aktie der Raiffeisen International im Jahr 2006 Best-Performer sowohl im ATX (plus 22 Prozent) als auch im europäischen Branchenindex Dow Jones Euro Stoxx Banken (plus 23 Prozent).

Gute Position in den schnell wachsenden CEE-Märkten

Die Region Zentral- und Osteuropa (CEE) bietet nach wie vor große Wachstumschancen für die Raiffeisen International. Insbesondere die Volkswirtschaften der GUS, für die ein jährliches nominelles Wirtschaftswachstum von 15,1 Prozent bis Ende 2009 erwartet wird, und Südosteuropas (10,7 Prozent p.a.) bieten großes Potenzial.

Neben den makroökonomischen Wachstumsperspektiven eröffnet vor allem der Aufholprozess der Bankenmärkte langfristige Wachstumschancen. Während der Bankenmarkt – ausgedrückt als aggregierte Gesamtbilanzsumme – in der Eurozone zum Jahresende 2006 236 Prozent der gesamten jährlichen Wirtschaftsleistung ausmachte, waren es zum gleichen Zeitpunkt in Zentraleuropa 80 Prozent, in Südosteuropa 68 Prozent und in der GUS 57 Prozent. Dieser Unterschied bringt den langfristigen Aufholprozess der Bankenmärkte in dieser Region zum Ausdruck.

Internationale Roadshow startet

In den kommenden Wochen wird sich die Raiffeisen International innerhalb und außerhalb Europas auf Roadshow begeben. Die Transaktion wird von der Deutsche Bank AG und der Raiffeisen Centrobank AG als Joint Bookrunner begleitet.

Die Bezugsrechte für bestehende Aktionäre wurden im Ausmaß von einer neuen Aktie für zwölf alte Aktien (Bezugsverhältnis 1:12) festgesetzt. Jene Aktien der Kapitalerhöhung, für die keine Bezugsrechte ausgeübt werden, sollen im Rahmen eines öffentlichen Angebots Privatanlegern und institutionellen Investoren in Österreich und im Rahmen von Privatplatzierungen institutionellen Investoren außerhalb Österreichs angeboten werden.

Die Raiffeisen Zentralbank Österreich AG wird jedenfalls rund 50% des Gesamtemissionsvolumens zeichnen. Bei voller Platzierung der Emission würde sich der Anteil der RZB nach der Kapitalerhöhung auf rund 68,5 % reduzieren.

* * * * *

Die Raiffeisen International betreibt eines der größten Bankennetzwerke in CEE. 18 Märkte der Wachstumsregion Europas werden durch Tochterbanken, Leasingfirmen, zwei Repräsentanzen und eine Reihe anderer Finanzdienstleistungsunternehmen abgedeckt. In über 2.950 Geschäftsstellen werden rund 12,7 Millionen Kunden betreut. Die Raiffeisen International ist eine voll konsolidierte Tochter der Raiffeisen Zentralbank Österreich AG (RZB). Die RZB hält 70 Prozent der Aktien, der Rest befindet sich im Streubesitz. Die Aktien notieren im Amtlichen Handel an der Wiener Börse. Die RZB ist eine führende Kommerz- und Investmentbank Österreichs und das Spitzeninstitut der österreichischen Raiffeisen Bankengruppe, der größten Bankengruppe des Landes.

Für weitere Informationen kontaktieren Sie bitte Michael Palzer (+43-1-71 707-1504, michael.palzer@ri.co.at) oder Lars D. Hofer (+43-1-71 707-1930, lars.hofer@ri.co.at).
http://www.ri.co.at, http://www.rzb.at

Raiffeisen International resolves on capital increase

Vienna, 17 September 2007. The management board of Raiffeisen International Bank-Holding AG has resolved on a capital increase from authorized capital through the issuance of up to 11,897,500 new shares. This transaction will increase the share capital of Raiffeisen International from currently EUR 435,448,500.00 by up to 8.33 % to up to EUR 471,735,875.00.

Existing shareholders will be entitled to subscribe for one new share for every twelve outstanding shares held (subscription ratio of 1 : 12). Shares for which subscription rights are not exercised will be offered by way of public offering to retail and institutional investors in Austria and by way of private placements to institutional investors outside Austria. The subscription and offer period will start on 19 September and is expected to end on or about 3 October 2007.

The management board of the company has set the maximum subscription and offer price at EUR 120.00 per share. The final subscription and offer price as well as the final number of new shares will be determined in a bookbuilding procedure (i.e., on the basis of the order book maintained by the joint bookrunners and based on the then-current share price) and will be decided and announced upon expiry of the subscription and offer period, which is expected to be on or about 3 October 2007. Depending on the final offer and subscription price and assuming the sale of the maximum number of shares offered, the transaction volume may reach approximately EUR 1.22 billion (e.g. based on the latest available closing price on Friday, 14 September 2007, of EUR 102.90). Provided the transaction runs according to plan, the first trading day for the new shares on the Vienna Stock Exchange is expected to be 5 October 2007. The new shares carry full dividend rights from and including the fiscal year 2007.

The proceeds from the capital increase are intended to strengthen the company's capital base as a foundation for the continuing dynamic organic growth in Central and Eastern Europe and to support selective acquisitions. Raiffeisen International intends to focus its investments on the regions of Southeastern Europe and the CIS. In its further growth, Raiffeisen International intends to focus on the mid-market segment of its corporate client business and the expansion of its retail business which is developing very successfully.

The capital increase remains subject to the approval of the supervisory board, and the prospectus for the public offer in Austria is still subject to approval by the Austrian Financial Market Authority. These approvals are expected for tomorrow, 18 September 2007.

Raiffeisen International expects that Raiffeisen Zentralbank Österreich AG, Raiffeisen International's majority shareholder with a shareholding of currently 70 %, will exercise approximately 68 % of its subscription rights to enable an increase of the free float of Raiffeisen International shares.

Deutsche Bank Aktiengesellschaft and Raiffeisen Centrobank AG are acting as joint bookrunners in the offering.

For further information please contact:

Susanne Langer
Vice President Investor Relations
investor.relations@ri.co.at

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
1030 Vienna
Austria

telephone: +43-1-71707-2089
website: http://www.ri.co.at

Vienna, 17th September 2007

THIS ANNOUNCEMENT CONSTITUTES NEITHER AN OFFER TO SELL NOR A SOLICITATION TO BUY ANY SECURITIES. A PUBLIC OFFER BY RAIFFEISEN INTERNATIONAL BANK-HOLDING AG (THE "COMPANY") HAS NOT YET TAKEN PLACE. ANY SECURITIES ORDERS RECEIVED PRIOR TO THE COMMENCEMENT OF THE OFFER PERIOD WILL BE REJECTED. IF AN OFFER IS MADE, A PROSPECTUS APPROVED BY THE AUSTRIAN FINANCIAL MARKET AUTHORITY WILL BE PUBLISHED IN AUSTRIA BY MAKING IT AVAILABLE AT THE COMPANY.

THIS ANNOUNCEMENT IS NOT AN OFFER FOR SALE OF SECURITIES IN ANY JURISDICTION WHERE SUCH AN OFFER IS ILLEGAL. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT.

THIS ANNOUNCEMENT IS NOT BEING ISSUED IN THE UNITED STATES AND MAY NOT BE DISTRIBUTED TO U.S. PERSONS OR PUBLICATIONS WITH GENERAL CIRCULATION IN THE UNITED STATES.

THIS ANNOUNCEMENT IS DIRECTED ONLY AT PERSONS (I) WHO ARE OUTSIDE THE UNITED KINGDOM OR (II) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED) (THE "ORDER") OR (III) WHO FALL WITHIN ARTICLE 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OF THE ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). ANY PERSON WHO IS NOT A RELEVANT PERSON MUST NOT ACT OR RELY ON THIS ANNOUNCEMENT OR ANY OF ITS CONTENTS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

END

Vienna, 17th September 2007